Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 27, 2014

Fantex, Inc.

On August 22, 2014, a media publication, attached hereto as Annex A, was released by the Cincinnati Business Courier (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Five questions with the guy who’s selling stock in Bengals’ Sanu” and states that Mr. French, “who sells stock in pro athletes’ earnings power came to town on Thursday to drum up interest in shares of Cincinnati Bengals wide receiver Mohamed Sanu.”  The Article mentions “stock in Sanu’s future earnings works.” The Article also states that “Fantex sells stock to investors who get 10 percent of an athlete’s future income stream (it has already done this with San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback EJ Manuel), so it’s selling $1.6 million in Sanu stock at $10 a share.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  The Article states that Fantex is “selling $1.6 million in Sanu stock at $10 a share.”  The Company clarifies that it is selling 164,300 shares of Fantex Series Mohamed Sanu for an expected price of $10 per share, resulting in gross proceeds of $1.64 million before underwriting discounts.

•                  The Articles quotes Mr. French as stating, “When we’re declared effective by the SEC (Securities and Exchange Commission), people will have to fund their accounts and those reservations are converted into orders. It typically takes eight to 10 weeks. It’s going to sell out. That’s our expectation, or I wouldn’t be here.” The Company clarifies that the Mohamed Sanu Registration Statement is what may be declared effective by the SEC.  The Company further clarifies that each Offering has its own timetable and investor participation. The Company cannot guarantee that the Mohamed Sanu Offering process will take eight to ten weeks, nor that the Mohamed Sanu Offering will be consummated.  The Company expects to cancel the Mohamed Sanu Offering if the Company does not raise at least $1.64 million in gross proceeds.  For more information regarding the offering process for the Mohamed Sanu Offering, please see the section titled “Underwriting (Conflicts of Interest)—Offering Process” in the Mohamed Sanu Registration Statement.

•                  The Article quotes Mr. French as stating that, when estimating the valuation for the Mohamed Sanu Offering, “[w]e did a weighted comparison of the 15 receivers who are most like [Mr. Sanu]. ...That group’s average playing career was nine years.”  The Article also quotes Mr. French as stating that “We estimated four years and $24 million for [Mr. Sanu’s] next contract.” Finally, the Article quotes Mr. French as stating that “[t]he discounted present value is $16.4 million” for the valuation of the Mohamed Sanu Offering.  The Company clarifies that the 15 most comparable receivers to Mr. Sanu had a weighted average career length of 8.93 years, which the Company rounded up to 9 years.  The Company also clarifies that it estimated 4.1 years for Mr. Sanu’s next National Football League (“NFL”) player contract, which the Company rounded down to 4 years. The Company further clarifies that the discounted present value of Mr. Sanu’s brand was estimated to be $15.6 million.  For more information on the Company’s valuation process for Mr. Sanu, please see the section titled “—Mohamed Sanu Brand Contract, at Estimated Fair Value” in the Mohamed Sanu Registration Statement.

•                  The Article quotes Steve Watkins, author of the Article, as asking Mr. French, “What’s the biggest risk?” to which Mr. French replies, “Injury is certainly a risk. It’s whatever is going to impact the long-term value of a player’s career. Investors have to take that into consideration.”  The Company clarifies that an investment in Fantex Series Mohamed Sanu is highly risky and speculative. There are numerous risk factors associated with Fantex Series Mohamed Sanu, and while re-injury or new injury could materially and adversely affect Mohamed Sanu’s playing performance and the value of the Mohamed Sanu Brand Contract, the Company takes no position on which of the numerous risks are the greatest.  For more information on the risks associated with the Mohamed Sanu Offering, please see the “Risk Factors” in the Mohamed Sanu Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Mohamed Sanu, the longevity of Mohamed Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated August 22, 2014

Five questions with the guy who’s selling stock in Bengals’ Sanu

By Steve Watkins | August 22, 2014 10:34 AM EDT

The California businessman who sells stock in pro athletes’ earnings power came to town on Thursday to drum up interest in shares of Cincinnati Bengals wide receiver Mohamed Sanu.

Buck French, co-founder and CEO of San Francisco-based athlete branding company Fantex, hosted a road show on Thursday at the 21c hotel downtown. It was all shown online, intended to explain to potential investors how the stock in Sanu’s future earnings works, why he’s doing it, how he came up with the $16.4 million estimated present valuation of Sanu’s future earnings and how people can place their orders.

Fantex sells stock to investors who get 10 percent of an athlete’s future income stream (it has already done this with San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback EJ Manuel), so it’s selling $1.6 million in Sanu stock at $10 a share.

French sat down with me at a table just outside Lookout Joe’s on Seventh Street a couple hours before the road show began to answer a few questions about the deal, which I first told readers about earlier this month.

How does the investment process work? People can go to fantex.com, register an account and reserve stock. They don’t have to put up any money yet. The minimum investment is $10. When we’re declared effective by the SEC (Securities and Exchange Commission), people will have to fund their accounts and those reservations are converted into orders. It typically takes eight to 10 weeks. It’s going to sell out. That’s our expectation, or I wouldn’t be here.

Where do the investors come from? For the Sanu deal, will they mainly be from Cincinnati? When we started, that’s what I would have expected. But we’re finding that people come from all over the country. We get large investors with each offering. The maximum you can buy is 5 percent of the offering, and we’ve had maximum investors in each of the other deals. Then we’ll get people who invest $10, and people in between. My guess is this will follow a similar path.

How did you come up with the valuation for the Sanu stock? It involves his current and future playing contracts and his post-career contracts related to his personal brand. First, we figure out how long the player is likely to play. We studied receivers who have averaged at least 1.875 catches per game and did a weighted comparison of the 15 receivers who are most like him. Marty Booker and Cris Carter are in there. That group’s average playing career was nine years. He (Sanu) has $1.27 million left on his rookie contract for the next two years (he has already played two years). We estimated four years and $24 million for his next contract and one year and $3 million for his ninth year. A lot of statistical rigor went into this. Then we estimated his endorsements and post-playing career income and got $29 million combined. The discounted present value is $16.4 million.

Why are you doing this? We’re selling this as part of our brand-building efforts. Those individuals who invest can become advocates for the brand. The average person has 130 social media followers.

What’s the biggest risk? Injury is certainly a risk. It’s whatever is going to impact the long-term value of a player’s career. Investors have to take that into consideration.

Watkins covers banking and finance, insurance and sports business

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